August 2, 2012

VIA EDGAR AND
FEDERAL EXPRESS

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.

Attention:  Heather Clark

RE:	Littlefield Corporation
Form 10-K for the year ended December 31, 2011
Filed March 27, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 11, 2012
No. 333-92060

Dear Ms. Clark:

We are responding to your letter dated July 16, 2012, concerning the referenced filing.

Confidential Treatment Requested by Littlefield Corporation.  Littlefield has requested confidential treatment of certain information in this letter.  That information has been omitted and has been marked by three asterisks (* * *).  The omitted information has been filed with the Securities and Exchange Commission pursuant to 17 C.F. R. Section 200.83 and 17 C.F.R. Section 240.24b-2.

A full response to comment 1 of your July 16 letter requires the inclusion of confidential and proprietary information of Littlefield Corporation.  We delivered a complete copy of our response, which contains the confidential information, to the Secretary of the Commission together with our request for confidential treatment.

The following numbered responses correspond to the numbered comments in your July 16 letter.

Securities and Exchange Commission
August 2, 2012

Annual Report on Form 10-K for the years ended December 31, 2011

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 2. Acquisition and Reorganizations, page F-12

1.
We note from your response to our prior comment six that the total purchase price for all 2011 acquisitions was $929,000.  We further note that your response indicates that most acquisitions of bingo halls are structured as asset purchase agreements rather than acquisitions of a business. However, your December 31, 2011 financial statements indicate on page F-15 that increases to goodwill and covenants not to compete during 2011 were related to acquisition activities and that goodwill increased by $764,051 and intangibles increased by $580,000, for a total assets acquired of $1,397,051 (including $53,000 of property, plant, and equipment per your response).  Please explain why it appears that the amount of assets acquired (including goodwill and intangibles) is greater than the $929,000 purchase price of the acquisitions indicated in your response.  Also, please explain to us why goodwill was recognized as part of these transactions if they were considered asset acquisitions, rather than business combinations.  Your response should clearly explain the nature and amount of assets acquired, liabilities acquired (if any), and the allocation of the purchase price to the fair value of these assets and liabilities.  We may have further comment upon receipt of your response.

Response: Please note in our response to the prior comment 6, we responded, “In most cases, acquisitions of these businesses are structured as asset purchase agreements and there are insignificant amounts of physical assets acquired” (emphasis added). Nevertheless, the bingo halls we purchase qualify as businesses, and we treat them as business combinations. When we purchase these businesses, we typically acquire only the assets of the businesses through asset purchase agreements rather than acquire the businesses by purchasing the stock of the businesses acquired. This practice allows the Company to exclude liabilities both known and unknown related to an acquired business.

Because these purchases are treated as business combinations, we recognize goodwill in accordance with FASB ASC 805, Business Combinations. In Note 2 – Acquisitions and Reorganizations, we disclose that, in accordance with FASB ASC 805, the total purchase price is allocated to the assets acquired and liabilities assumed, including identifiable assets, based upon their respective estimated fair values at the date of acquisition. In Note 1 – Summary of Significant Accounting Policies, we disclose that goodwill represents the excess of the cost of assets acquired over the fair market value of the assets on the date of their acquisition.  However, the total assets acquired of $1,397,051 identified in Comment 1 includes more than business combinations.

(Confidential Information Omitted.  * * *)

Securities and Exchange Commission
August 2, 2012

Future filings will more clearly separate the Company’s “acquisition activities” from other information.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Financial Statements, page 2
Notes to Consolidated Financial Statements (unaudited), page 7
Note 7 – Earnings per Share, page 9

2.	We refer to your response to prior comment 12. Please clarify for us why the unvested options of 1,843,750 were anti-dilutive to earnings per share at March 31, 2012.

Response: In accordance with FASB ASC 260, Earnings Per Share, unvested share-based payment options were converted to common share equivalents using the treasury stock method with the assumed proceeds from these unvested share-based payment options to be the sum of (a) the amount, if any, the employee must pay upon exercise, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits, if  any, that would be credited to additional paid in capital assuming exercise of the options.

The unvested options of 1,843,750 were anti-dilutive to earnings per share because the exercise price of the unvested options exceeded the stock price. As a result, the conversion to common share equivalents using the treasury stock method would be anti-dilutive; that is, conversion would create negative common share equivalents for the earnings per share calculation. The anti-dilution would increase further upon inclusion into the assumed proceeds of the amount of compensation cost attributed to future services and not yet recognized, and the amount of excess tax benefits, if any, that would be credited to additional paid in capital assuming exercise of the options.

We trust that the information contained in the letter completely responds to your comments. Please do not hesitate to contact us if you have questions or require additional information.

Very truly yours,

/s/ Richard S. Chilinski

Richard S. Chilinski
EVP and CFO
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141 PH
rchilinski@littlefield.com